                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

                               (AMENDMENT NO. 3)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                 PARAVANT INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           PRINCE MERGER CORPORATION
                             DRS TECHNOLOGIES, INC.
                       (NAME OF FILING PERSON (OFFERORS))
                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                                   69937610 9
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                  NINA L. DUNN
                             DRS TECHNOLOGIES, INC.
                                  5 SYLVAN WAY
                              PARSIPPANY, NJ 07054
                                 (973) 898-1500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
     TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
                                    COPY TO:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000
                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $92,589,017                                           $8,518.19
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,378,290 shares of common stock of Paravant Inc. (based on the number of shares outstanding as of October 23, 2002, which was 17,354,040, plus the number of shares of common stock to be issued under the Paravant Employee Stock Purchase Plan, which is 24,250) at the tender offer price of $4.75 per share of common stock. The transaction value also includes the offer price of $4.75 less $2.20 which is the weighted-average exercise price of outstanding options as of October 23, 2002, multiplied by 3,808,682 the estimated number of options outstanding on such date. The transaction value further includes the offer price of $4.75 less $2.75 which is the exercise price of warrants as of October 23, 2002, multiplied by 165,000, the number of warrants outstanding on such date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                                 Filing Party:
   Form or Registration No.:                               Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  SCHEDULE 13D

CUSIP NO. 699376109

----------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
    1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              DRS Technologies, Inc.
----------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
    2       (b)  [ ]
----------------------------------------------------------------------------------------------------------
              SEC USE ONLY
    3
----------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS
    4
              BK, WC, OO
----------------------------------------------------------------------------------------------------------
              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5         PURSUANT TO ITEMS 2(d) or 2(e)                                                           [ ]
----------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
    6
              Delaware
----------------------------------------------------------------------------------------------------------
                                                       NUMBER OF SHARES BENEFICIALLY
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                             7         OWNED BY EACH REPORTING PERSON
                                                       WITH SOLE VOTING POWER
                                                       15,534,449
                                         -----------------------------------------------------------------
                                                       SHARED VOTING POWER
                                             8
                                                       None
                                         -----------------------------------------------------------------
                                                       SOLE DISPOSITIVE POWER
                                             9
                                                       None
                                         -----------------------------------------------------------------
                                                       SHARED DISPOSITIVE POWER
                                             10
                                                       15,534,449
----------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11        PERSON
              15,534,449
----------------------------------------------------------------------------------------------------------
              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12        CERTAIN SHARES                                                                        [  ]
----------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              85.8%
----------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO
----------------------------------------------------------------------------------------------------------

CUSIP NO. 699376109

----------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Prince Merger Corporation
----------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS
     4
              AF
----------------------------------------------------------------------------------------------------------
              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5        PURSUANT TO ITEMS 2(d) or 2(e)                                                           [ ]
----------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Florida
----------------------------------------------------------------------------------------------------------
                                                       NUMBER OF SHARES BENEFICIALLY
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7        OWNED BY EACH REPORTING PERSON
                                                       WITH SOLE VOTING POWER
                                                       15,534,449
                                         -----------------------------------------------------------------
                                                       SHARED VOTING POWER
                                              8
                                                       None
                                         -----------------------------------------------------------------
                                                       SOLE DISPOSITIVE POWER
                                              9
                                                       None
                                         -----------------------------------------------------------------
                                                       SHARED DISPOSITIVE POWER
                                             10
                                                       15,534,449
----------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11        PERSON
              15,534,449
----------------------------------------------------------------------------------------------------------
              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12        CERTAIN SHARES                                                                        [  ]
----------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              85.8%
----------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO
----------------------------------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 28, 2002 (the "Schedule TO") by DRS Technologies, Inc., a Delaware corporation ("Parent"), and Prince Merger Corporation, a Florida corporation and a wholly-owned subsidiary of DRS ("Purchaser"), as amended by Amendment No. 1 filed with the Commission on November 5, 2002 and as amended by Amendment No. 2 filed with the Commission on November 13, 2002. The Schedule TO relates to the Offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.015, of Paravant Inc., a Florida corporation, at a purchase price of $4.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 8 AND 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add to the end thereof the following:

          "The Offer expired at 12:00 midnight, New York City time, on Monday, November 25, 2002. Based on information provided by the Depositary to Parent and Purchaser, as of the expiration of the Offer, a total of 15,534,449 Shares, representing approximately 85.8% of Company's issued and outstanding Shares, were validly tendered and not withdrawn. On November 26, 2002, Purchaser accepted for purchase and payment all Shares validly tendered and not withdrawn pursuant to the Offer and issued a press release to that effect. A copy of such press release is attached hereto as Exhibit
     (a)(1)(L) and is incorporated herein by reference.

          As soon as practicable following the payment for the Shares tendered in the Offer, Parent intends to cause Purchaser to be merged with and into the Company pursuant to a Short-Form Merger without a vote of shareholders of the Company. In connection with such Merger, all outstanding Shares not validly tendered in the Offer (other than Shares held by the Company, Parent or any of their subsidiaries (including Purchaser)) will be converted into the right to receive $4.75 per share in cash, without interest."

ITEM 12.  EXHIBITS.

    (a)(1)(A)*    Offer to Purchase, dated October 28, 2002.
    (a)(1)(B)*    Form of Letter of Transmittal.
    (a)(1)(C)*    Form of Notice of Guaranteed Delivery.
    (a)(1)(D)* Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(1)(E)*    Form of Letter to Clients for use by Brokers, Dealers,
                  Banks, Trust Companies and Other Nominees.
    (a)(1)(F)*    Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
    (a)(1)(G)*    Press Release issued by Parent on October 24, 2002
                  (incorporated herein by reference to the pre-commencement
                  Schedule TO filed by Parent and Purchaser on October 24,
                  2002).
    (a)(1)(H)*    Joint Press Release issued by Parent and the Company on
                  October 28, 2002.
    (a)(1)(I)* Summary Advertisement published in The Wall Street Journal on October 28, 2002.
    (a)(1)(J)*    Letter to Shareholders, dated October 28, 2002, from the
                  President and Chief Executive Officer of the Company.
    (a)(1)(K)**   Press Release issued by Parent on November 13, 2002.
    (b)(1)* Credit Agreement, dated as of September 28, 2001, by and among Parent as borrower, the lenders referred to therein, Wachovia Bank, N.A. (formerly known as First Union National) as administrative agent, TD Securities (USA) Inc. as syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on March 26, 2002, the Second Amendment on May 23, 2002 and the
                  Third Amendment on July 15, 2002.
    (b)(2)*       Commitment Letter, dated October 27, 2002 among Parent,
                  Wachovia Securities, Inc. and Wachovia Bank, N.A.
    (d)(1)* Agreement and Plan of Merger, dated as of October 23, 2002, among Parent, Purchaser and the Company.
    (d)(2)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky
                  M. Joshi and UES Inc.
    (d)(3)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.
    (d)(4)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.
    (d)(5)* Tender and Voting Agreement, dated as of October 2002, by and among Parent, Purchaser and James E. Clifford.
    (d)(6)* Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.
    (d)(7)* Confidentiality Agreement, dated April 24, 2002, by and between Parent and the Company.
    (g)           Not applicable.
    (h)           Not applicable.

Item 12 is hereby amended and supplemented to add the following exhibit:

     "(a)(1)(L) Press Release issued by Parent on November 26, 2002."

 * filed previously on Schedule TO dated October 28, 2002.

** filed previously on Amendment No. 1 to Schedule TO dated November 13, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRINCE MERGER CORPORATION

                                          By:       /s/ NINA L. DUNN
                                            ------------------------------------
                                              Name:  Nina L. Dunn
                                              Title:  Executive Vice President
                                                     and Secretary

                                          DRS TECHNOLOGIES, INC.

                                          By:       /s/ NINA L. DUNN
                                            ------------------------------------
                                              Name:  Nina L. Dunn
                                              Title:  Executive Vice President,
                                                     General Counsel and
                                                     Secretary

Date:  November 26, 2002

                               INDEX TO EXHIBITS

     EXHIBIT
      NUMBER                               DOCUMENT
     -------                               --------
    (a)(1)(A)*   Offer to Purchase, dated October 28, 2002.
    (a)(1)(B)*   Form of Letter of Transmittal.
    (a)(1)(C)*   Form of Notice of Guaranteed Delivery.
    (a)(1)(D)*   Form of Letter to Brokers, Dealers, Banks, Trust Companies
                 and Other Nominees.
    (a)(1)(E)*   Form of Letter to Clients for use by Brokers, Dealers,
                 Banks, Trust Companies and Other Nominees.
    (a)(1)(F)*   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
    (a)(1)(G)*   Press Release issued by Parent on October 24, 2002
                 (incorporated herein by reference to the pre-commencement
                 Schedule TO filed by Parent and Purchaser on October 24,
                 2002).
    (a)(1)(H)*   Joint Press Release issued by Parent and the Company on
                 October 28, 2002.
    (a)(1)(I)*   Summary Advertisement published in The Wall Street Journal on October 28, 2002.
    (a)(1)(J)*   Letter to Shareholders, dated October 28, 2002, from the
                 President and Chief Executive Officer of the Company.
    (a)(1)(K)**  Press Release issued by Parent on November 13, 2002.
    (b)(1)*      Credit Agreement, dated as of September 28, 2001, by and
                 among Parent as borrower, the lenders referred to therein,
                 Wachovia Bank, N.A. (formerly known as First Union National)
                 as administrative agent, TD Securities (USA) Inc. as
                 syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on
                 March 26, 2002, the Second Amendment on May 23, 2002 and the
                 Third Amendment on July 15, 2002.
    (b)(2)*      Commitment Letter, dated October 27, 2002 among Parent,
                 Wachovia Securities, Inc. and Wachovia Bank, N.A.
    (d)(1)*      Agreement and Plan of Merger, dated as of October 23, 2002, among Parent, Purchaser and the Company.
    (d)(2)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky
                 M. Joshi and UES Inc.
    (d)(3)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.
    (d)(4)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.
    (d)(5)*      Tender and Voting Agreement, dated as of October 2002, by
                 and among Parent, Purchaser and James E. Clifford.
    (d)(6)*      Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.
    (d)(7)*      Confidentiality Agreement, dated April 24, 2002, by and
                 between Parent and the Company.
    (g)          Not applicable.
    (h)          Not applicable.

Item 12 is hereby amended and supplemented to add the following exhibit:

     "(a)(1)(L) Press Release issued by Parent on November 26, 2002."

 * filed previously on Schedule TO dated October 28, 2002.

** filed previously on Amendment No. 1 to Schedule TO dated November 13, 2002.